UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2

 (Amendment No. 4)*

Six Flags Entertainment Corporation
(Name of Issuer)

Common Stock, par value $0.025 per share
(Title of Class of Securities)

83001A102
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83001A102	SCHEDULE 13G/A	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) BHR Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,880,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,880,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,880,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.08%
12		TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No. 83001A102	SCHEDULE 13G/A	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael N. Thompson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 45,384
	6	SHARED VOTING POWER 3,880,000
	7	SOLE DISPOSITIVE POWER 45,384
	8	SHARED DISPOSITIVE POWER 3,880,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,925,384
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.12%
12		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 83001A102	SCHEDULE 13G/A	Page 4 of 8 Pages

Item 1.	(a) Name of Issuer

Six Flags Entertainment Corporation

(b) Address of Issuer’s Principal Executive Offices

924 Avenue J East

Grand Prairie, Texas 75050

Item 2.	(a) Name of Person Filing

BHR Capital LLC (“BHR”); Michael N. Thompson (“Mr. Thompson” and together with the other reporting persons, the “Reporting Persons”)

(b) Address of Principal Business Office, or, if none, Residence

545 Madison Avenue, 10th Floor

New York, NY, 10022

(c) Citizenship

BHR: Delaware; Mr. Thompson: United States of America

(d) Title of Class of Securities

Common Stock, par value $0.025 per share (the “Common Stock”)

(e) CUSIP No.:

83001A102

CUSIP No. 83001A102	SCHEDULE 13G/A	Page 5 of 8 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 83001A102	SCHEDULE 13G/A	Page 6 of 8 Pages

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

BHR and Mr. Thompson: 3,880,000 shares of Common Stock. Mr. Thompson, as principal of BHR, has voting and dispositive power over the shares of Common Stock reported by BHR and Mr. Thompson also holds sole voting and dispositive power with respect to the shares of Common Stock held by him.

(I) BHR

(a) Amount beneficially owned: 3,880,000

(b) Percent of class: 4.08%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 3,880,000

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of:3,880,000

(II) Mr. Thompson

(a) Amount beneficially owned: 3,925,384

(b) Percent of class: 4.12%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 45,384

(ii) Shared power to vote or to direct the vote: 3,880,000

(iii) Sole power to dispose or to direct the disposition of: 45,384

(iv) Shared power to dispose or to direct the disposition of: 3,880,000

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 83001A102	SCHEDULE 13G/A	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014

BHR Capital LLC

By:	William Brown
	Name:	William Brown
	Title:	Partner & President

By:	Michael N. Thompson
	Name:	Michael N. Thompson

CUSIP No. 83001A102	SCHEDULE 13G/A	Page 8 of 8 Pages

JOINT FILING AGREEMENT

BHR Capital LLC and Michael N. Thompson, in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, hereby agree that the statement on Schedule 13G to which this Agreement is attached as an exhibit is, and any amendments thereto filed by any of us will be, filed on behalf of each such company, that each such company is responsible for the timely filing of the Schedule 13G/A and any amendments thereto and for the completeness and accuracy of the information concerning such company contained therein.

Dated: February 14, 2014

BHR Capital LLC

By:	William Brown
	Name:	William Brown
	Title:	Partner & President

By:	Michael N. Thompson
	Name:	Michael N. Thompson